

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2023

David Pross
Chief Executive Officer
Mobile Global Esports, Inc.
500 Post Road East, 2nd Floor
Westport, CT 06880

> **Re: Mobile Global Esports, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 9, 2023**
> **File No. 333-267794**

Dear David Pross:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   We reissue our prior comment. Please revise the cover of your prospectus to include the information required by Item 501(b)(4) and Item 501(b)(5) of Regulation S-K.

Please contact Taylor Beech at 202-551-4515 or Jennifer Lopez Molina at 202-551-3792 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Donald Davis